TRANSMISSÃO PAULISTA

02 OCT 10 AM 10:34

Data *São Paulo, october 03, 2002* *Ref.CT/F/2858/2002*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

02055365

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's copy of the Abstract of the Minutes of Meeting of the Board of Directors of this Company held on 09/23/2002, regarding the payment of Interest on Own Capital. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistan to the Financial Directorate and Relations with Investors

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

dlw 11/20

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 71st MEETING OF THE BOARD OF DIRECTORS

On September 23, 2002, at 10:00 a.m., dully called by the President of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities ..., the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting. ... Following, the President of the Board of Directors passed on to **item II** of the agenda, **"Credit of remuneratory interest on own capital"**, registering the attendance of the President and Chief Executive Officer of the Company, José Sidnei Colombo Martini, and of the Chief Financial Officer and Investors Relation Director, Sandra Maria Lopes Piccardi, that submitted the matter based on the Resolution of the Executive Committee No. 623/08/149th, of 09/11/2002, and on the proposal to the Board of Directors. The matter was submitted to discussion and following to voting, resulting unanimously **approved** the credit to the shareholders, on 09/30/2002, of remuneratory interest on own capital, in the amount of R$ 32,000 thousand, according to Law 9.249/95 and the Corporate Bylaws, whose effective payment shall occur within 60 days...

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Giulia da Cunha Fernandes Puttomatti, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Nereu Ramos Neto, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, September 23, 2002

Mauro Guilherme Jardim Arce President of the Board of Directors	Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors